UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is further to the disclosure made by ICICI Bank Limited (‘the Bank’) on February 28, 2026 with regard to purchase of up to 2.0% additional shareholding in its subsidiary, ICICI Prudential Life Insurance Company Limited (‘ICICI Life’) subject to receipt of requisite approvals.

Reserve Bank of India has, vide its letter dated June 24, 2026, accorded its approval to the Bank for purchase of additional shareholding of up to 2% in ICICI Life to maintain its shareholding in ICICI Life above 50%, subject to compliance with certain conditions.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: June 24, 2026	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary